Exhibit 99.1

 1  Equity Raising Presentation  Li  B  INVESTOR PRESENTATION  January 2026  : IONR  www.ioneer.com  ASX : INR  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 2  IMPORTANT: You must read the following before continuing.  This presentation has been prepared by ioneer Ltd (ABN 76 098 564 606) (and / or its subsidiaries, as the context requires, “Company”, “ioneer” or “INR”) in relation to an institutional placement(“Placement”, “Offer” or “Institutional Placement”) of new ordinary shares in the Company (“New Shares”). The Placement will be made to certain eligible institutional and sophisticated investors. The Placement is managed by the Joint Lead Managers, Bell Potter Securities Limited and Canaccord Genuity (Australia) Limited (“Joint Lead Managers").  Summary Information  This presentation contains summary information about the Company and its activities and is current as at 30 January 2026. The information in this presentation is of a general background and does not purport to be complete or provide all information that an investor should consider when making an investment decision, nor does it contain all the information which would be required in a prospectus, product disclosure statement or other disclosure document prepared in accordance with the requirements of the Corporations Act 2001 (Cth) (“Corporations Act”). No representation or warranty, express or implied, is provided in relation to the accuracy or completeness of the information. Statements in this presentation are made only as of the date of this presentation unless otherwise stated and the information in this presentation remains subject to change without notice. The Company is not responsible for updating, and does not undertake to update, this presentation. It should be read in conjunction with the Company’s other periodic and continuous disclosure announcements lodged with the Australian Securities Exchange (“ASX”), which are available at www.asx.com.au   Not financial product advice  This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice, a recommendation to acquire New Shares or accounting, legal or tax advice. It has been prepared without taking into account the objectives, financial or tax situation or needs of individuals. Any references to, or explanations of, legislation, regulatory issues or any other legal commentary (if any) are indicative only, do not summarise all relevant issues and are not intended to be a full explanation of a particular matter. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the information in this presentation.   The securities issued by ioneer are considered speculative and there is no guarantee that they will make a return on the capital invested, that dividends will be paid on the shares or that there will be an increase in the value of the shares in the future. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs, and seek legal and taxation advice appropriate to their jurisdiction. The Company is not licensed to provide financial product advice in respect of its securities. Cooling off rights do not apply to the acquisition of New Shares.  Competent Persons Statement  In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public reports titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025, released on ASX. Further information regarding the Mineral Resource estimate and Ore Reserve can be found in those reports. All material assumptions and technical parameters underpinning the estimates in the reports continue to apply and have not materially changed.   In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Material Improvement to Project Economics” dated 3 September. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  Past performance  Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company's views on its future performance or condition. Investors should note that past performance, including past share price performance, of ioneer cannot be relied upon as an indicator of (and provides no guidance as to) future performance including future share price performance. The historical information included in this presentation is, or is based on, information that has previously been released to the market.   Diagrams, charts, graphs and tables  Any diagrams, charts, graphs and tables appearing in this presentation are illustrative only and may not be drawn to scale.  Non-IFRS Financial Measures  Investors should also be aware that certain financial data included in this presentation, such as EBITDA and all in sustaining cash cost, are "non‐IFRS financial information" under Regulatory Guide 230 Disclosing non‐IFRS financial information published by the Australian Securities and Investments Commission (“ASIC”) or "non‐GAAP financial measures" under Regulation G of the U.S. Securities Exchange Act of 1934. The disclosure of such non‐GAAP financial measures in the manner included in this presentation would not be permissible in a registration statement under the U.S. Securities Act of 1933 (“U.S. Securities Act”).  Important Notices and Disclaimers

 3  Important Notices and Disclaimers  Such information and financial measures (including EBITDA) do not have a standardised meaning prescribed by Australian Accounting Standards (“AAS”) or International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable to similarly titled measures presented by other entities, nor should they be construed as an alternative to other financial measures determined in accordance with AAS or IFRS. Investors are cautioned, therefore, not to place undue reliance on any non‐IFRS financial information or non‐GAAP financial measures and ratios included in this presentation. The Company believes this non‐IFRS financial information, and these non‐GAAP financial measures, provide useful information to users in measuring the financial performance and conditions of ioneer.  Pro forma financial information  This presentation also contains pro-forma historical financial information to show the impact of the Placement. The pro-forma information has not been audited or reviewed by the Company’s auditors. The pro-forma financial information provided in this presentation is for illustrative purposes only and is not represented as being indicative of the Company’s (nor anyone else’s) views on its future financial condition and/or performance. The pro-forma financial information has been prepared on the basis set out in this presentation. Investors should note that the pro-forma financial information has not been prepared in accordance with, and does not purport to comply with, Article 11 of Regulation S-X under the U.S. Securities Act.  Forward looking statements  This presentation contains certain forward‐looking statements. The words "expect", "anticipate", "estimate", "intend", "believe", "guidance", "should", "could", "may", "will", "predict", "plan" and other similar expressions are intended to identify forward‐looking statements. Forward‐looking statements in this presentation include statements regarding: the timetable and outcome of the Offer and the use of the proceeds thereof; the capital and operating costs, timetable and operating metrics for the Rhyolite Ridge Project; the permitting process and timeline; the potential, timing and cost of other ioneer projects and opportunities; any impacts on and the future of the environment and sustainability; future market supply and demand; and future commodity prices. Any indications of or guidance or outlook on, future earnings and financial position and performance are also forward‐looking statements. Forward‐looking statements, opinions and estimates provided in this presentation are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.  Forward‐looking statements, including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This presentation contains such statements that are subject to risk factors associated with the mineral and resources exploration, development and production industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the risks set out in this presentation and the following risks:  dependence on commodity prices, availability of funding, impact of inflation on costs, exploration risks (including the risks of obtaining necessary licences and diminishing quantities or grades of reserves), risks associated with remoteness, environmental regulation risk, currency and exchange rate risk, political risk, war and terrorism and global economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Such risks may be outside the control of and/or may be unknown to the Company. Refer to Appendix B: Key Risks of this Presentation for a non-exhaustive summary of certain key business, offer and general risk factors that may affect ioneer.  All the material assumptions underpinning forecast financial information derived from a production target continue to apply and have not materially changed.  No representation, warranty or assurance (express or implied) is given or made in relation to any forward‐looking statement by any person (including the Company). In particular, no representation, warranty or assurance (express or implied) is given that the occurrence of the events expressed or implied in any forward‐looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward‐looking statements in this presentation and the assumptions on which those statements are based. The forward‐looking statements in this presentation speak only as of the date of this presentation.  Subject to any continuing obligations under applicable law or any relevant ASX listing rules, the Company disclaims any obligation or undertaking to provide any updates or revisions to any forward‐looking statements in this presentation to reflect any change in expectations in relation to any forward‐looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation will under any circumstances create an implication that there has been no change in the affairs of ioneer since the date of this presentation.  Investors should consider the forward-looking statements contained in this presentation in light of these disclosures and not place reliance on such statements. Any forward-looking statements in this presentation are not guarantees or predictions of future performance and are based on information available to ioneer as at the date of this presentation.  You are strongly cautioned not to place undue reliance on any forward-looking statements, particularly in light of the current economic climate and significant volatility, uncertainty and disruption caused in relation to the Company.  Effect of rounding  A number of figures, amounts, percentages, estimates, calculations of value and fractions in this presentation are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this presentation.  Financial data  All dollar values are in United States dollars ($ or US$) unless stated otherwise.

 4  Important Notices and Disclaimers  Reliance on third party information  The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by the Company.  Investment risk  An investment in New Shares is subject to known and unknown risks, some of which are beyond the control of ioneer, including possible delays in repayment and loss of income and principal invested. The Company does not guarantee any particular rate of return or the performance of ioneer, nor does it guarantee the repayment of capital from the Company or any particular tax treatment. Investors should have regard to the risks outlined in the "Key Risks" section of this presentation.  Not an offer   This presentation is not and should not be considered an offer or an invitation to acquire ioneer securities or any other financial products and does not and will not form any part of any contract for the acquisition of New Shares. This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, and will not be, lodged with or approved by ASIC or any regulatory authority in any jurisdiction.   The distribution of this presentation (including an electronic copy) in jurisdictions outside Australia may also be restricted by law. Any recipient who is outside Australia must seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. By accepting this presentation, you represent and warrant that you are entitled to receive such presentation in accordance with the above restrictions and agree to be bound by the limitations contained herein.  This presentation is not for distribution or release in the United States. This presentation is not, and does not constitute, an invitation or offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction, including the United States, in which it would be unlawful to make such an offer. The New Shares have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the New Shares to be offered and sold in the Offer may not be offered or sold to any person in the United States unless they have been registered under the U.S. Securities Act (which none of ioneer and the Joint Lead Managers has any obligation to procure) or are offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.   Joint Lead Managers and advisors  Neither the Joint Lead Managers nor any of their or the Company’s respective advisers or any of their respective affiliates, related bodies corporate, directors, officers, partners, employees and agents, (each a “Limited Party”) have authorised, permitted or caused the issue, submission, dispatch or provision of this presentation and, except to the extent referred to in this presentation, none of them makes or purports to make any statement in this presentation and there is no statement in this presentation which is based on any statement by any of them.   The Limited Parties expressly disclaim, to the maximum extent permitted by law, all liabilities (however caused, including negligence) in respect of, make no representations regarding, and take no responsibility for, any part of this presentation and make no representation or warranty as to the currency, accuracy, reliability or completeness of any information, statements, opinions, conclusions or representations contained in this presentation. The Limited Parties have not made or purported to make any statement in this presentation and there is no statement in this presentation which is based on any statement by any of them. In particular, this presentation does not constitute, and shall not be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of ioneer. No Limited Party makes any recommendation as to whether any potential investors should participate in the offer of New Shares referred to in this presentation and the statements in this presentation which are based on any statement by ioneer are made only as of the date of this presentation unless otherwise stated and the information in this presentation remains subject to change without notice.  To the maximum extent permitted by law, the Limited Parties exclude and disclaim all liability for any expenses, losses, damages or costs incurred by you as a result of your participation in the Offer and the information in this presentation being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise. To the maximum extent permitted by law, the Limited Parties make no representation or warranty, express or implied, as to the currency, accuracy, reliability or completeness of information in this presentation and the Limited Parties take no responsibility for any part of this presentation or the Offer. The Limited Parties make no recommendations as to whether you or your related parties should participate in the Offer nor do they make any representations or warranties to you concerning the Offer, and you represent, warrant and agree that you have not relied on any statements made by any of the Limited Parties in relation to the Offer and you further expressly disclaim that you are in a fiduciary relationship with any of them. Statements made in this presentation are made only as at the date of this presentation. The information in this presentation remains subject to change without notice. The Company reserves the right to withdraw the Offer or vary the timetable for the Offer without notice.  Conflicts Disclosure  The Joint Lead Managers are, together with their respective affiliates, a full service financial institutions engaged in various activities, which may include trading, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services including for which they have received or may receive customary fees and expenses. The Joint Lead Managers are acting as joint lead managers to the offer for which they have received or expect to receive fees and expenses.

 5  Important Notices and Disclaimers  Swap Agreements  In connection with the Placement, one or more investors may elect to acquire an economic interest in the New Shares (“Economic Interest”), instead of subscribing for or acquiring the legal or beneficial interest in those shares. The Joint Lead Managers (or their affiliates) may, for their own account, write derivative transactions with those investors relating to the New Shares to provide the Economic Interest, or otherwise acquire shares in ioneer in connection with the writing of such derivative transactions in the Placement and/or the secondary market.   As a result of such transactions, the Joint Lead Managers (or their affiliates) may be allocated, subscribe for or acquire New Shares or shares of ioneer in the Placement and/or the secondary market, including to hedge those derivative transactions, as well as hold long or short positions in such shares. These transactions may, together with other shares in ioneer acquired by the Joint Lead Managers or their affiliates in connection with their ordinary course sales and trading, principal investing and other activities, result in the Lead Manager or their affiliates disclosing a substantial holding and earning fees.  Acceptance  By attending an investor presentation or briefing, or accepting, accessing or reviewing this presentation you acknowledge and agree to the terms set out in the important notice and disclaimer.

 Calendar 2025 – continued project advancement and optimisation  6  In 2025 INR achieved several milestones that fundamentally de-risked the project   and enhanced its strategic appeal  1  Confirmed and improved robust project economics through completion of an updated mine plan, an updated reserve/resource estimate and reagent optimization testwork  2  Updated ore reserve estimate and project economics reaffirm Rhyolite Ridge’s position as a world-class, long-life asset with exceptional cost competitiveness  3  Closed US$996 million loan from the U.S. Department of Energy (DOE) under improved terms, demonstrating important support by the US government for the project  4  Addition of boron to the US Critical Minerals List in November highly favourable for Ioneer as the only permitted, shovel-ready lithium boron project in the US

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

Calendar 2026 – advancing towards FID and development

Ioneer represents direct exposure to the US onshoring thematic and is uniquely positioned as the most advanced critical minerals project in the US

1. **Strategic partnering process expected to complete in 1H CY26 to secure capable and committed equity partner(s)**
2. **Partnering process benefitting from favourable supply / demand dynamics in lithium and boron markets and the inclusion of boron on the US critical minerals list**
3. **Closely coordinating with U.S. administration regarding the equity funding needs of the project**
4. **Advancing the project to full construction readiness, ensuring all technical and permitting requirements are met ahead of FID in 2H CY26**
5. **Institutional placement of ~A$72 million to fortify the balance sheet and fund the company through to FID and beyond**

7 INVESTOR PRESENTATION January 2026 Nasdaq : IONR ASX : INR www.ioneer.com

 8  Equity Raising Summary

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

Equity Raising Overview

Equity raising by virtue of a Placement

Offer Structure and Size	• ioneer has undertaken a ~US$50.4 million[1] (A$72 million) institutional placement to institutional, sophisticated and professional investors ("**Placement**"). • Approximately 400.0 million ordinary shares ("**New Shares**") will be issued under the Placement representing 15% of existing ordinary shares on issue, within ioneer's placement capacity pursuant to ASX Listing Rule 7.1. • New Shares issued under the Equity Raising will rank equally with existing ioneer shares on issue.
Offer Price	• New shares will be issued at a fixed price of A$0.18 ("**Issue Price**"), representing: o 14.3% discount to ioneer's last closing price on Wednesday, 28 January 2026 of A$0.21; and o 19.4% discount to the 5-day volume weighted average price ("**VWAP**") of A$0.22.
Use of Proceeds	• Proceeds from the Offer will be used to: o Long lead items and early works o Advance Project readiness o Fund environmental, permitting expenses and commitments o Pay other Rhyolite Ridge Project Costs; and o Fund working capital, our obligations under the closed DOE loan, and for general corporate purposes
Joint Lead Managers	• Bell Potter Securities Limited and Canaccord Genuity (Australia) Limited are acting as Joint Lead Managers and Bookrunners to the Placement.

1. Assumes an AUD:USD exchange rate of $1.00:$0.70

9

INVESTOR PRESENTATION January 2026

Nasdaq : IONR ASX : INR www.ioneer.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

Sources and Uses of Funds

Equity raising of ~US$50.4m fully funds project activities through CY2026, including completion of a Strategic Partnering process through to Final Investment Decision

- ✓ Strategic asset in the US – Boron & Lithium on the US Critical Minerals List
- ✓ Robust technical work completed
- ✓ Binding offtakes in place with bluechip customers
- ✓ Strong support from US Government for Rhyolite Ridge – Debt funding secured
- ✓ Strategic Partnership process expected to complete in 1H 2026
- ✓ Near-term path to production and fully permitted with Record of Decision

Pro Forma Cash Balance*	
As at 31 December 2025 (unaudited)**	~US$17.9m
Placement proceeds	~US$50.4m
Pro Forma	**~US$68.3m**

Sources of Funds*		Uses of Funds*	
Proceeds from Placement	~US$50.4m	Long lead items and early works	~US$43.0m
Existing Cash	~US$17.9m	Advance Project readiness	~US$5.4m
		Environmental, permitting expenses and commitments	~US$5.7m
		Other Rhyolite Ridge Costs	~US$2.3m
		Working capital and general purposes***	~US$11.9m
Total	**~US$68.3m**	**Total**	**~US$68.3m**

*Note: Assumes an AUD:USD exchange rate of $1.00:$0.70.
**Cash balance is based off the latest quarterly information and is unaudited and unreviewed. See Company announcement titled "December 2025 – Quarterly Activities Report" dated 23 January 202
***Includes estimated project transaction costs

10 INVESTOR PRESENTATION January 2026 Nasdaq : IONR ASX : INR www.ioneer.com

 11  Equity Raising Timetable  Event  Date (2026)1  Trading halt lifted and announcement of completion of Placement   Pre-market Friday, 30 January 2026  Settlement of New Shares issued under the Placement   Thursday, 5 February 2026  Issue and commencement of trading of New Shares issued under the Placement  Friday, 6 February 2026  Note: All times referenced are to Sydney time, Australia unless denoted otherwise. This timetable is indicative only and the Company may, at its discretion, vary any of the above dates, subject to the ASX Listing Rules and the Corporations Act and other applicable laws. The commencement of trading and quotation of New Shares is subject to ASX confirmation.

 12  Rhyolite Ridge Project Overview

 Corporate Snapshot  Capital Structure (As at 28 January 2026)  Shares Outstanding  2.7b  Performance Rights And Options Outstanding  86.3m  Cash Balance – 31 December 20251  US$17.9m  Share Price ASX – 28 January 2026  A$0.21  ADR Price NASDAQ (1 ADR = 40 ASX Shares)   US$6.02  Market Capitalisation – 28 January 2026  A$554m  Research Coverage  Total Shareholder Composition  As at 30 September 2025  Total Shares by Geography  As at 30 September 2025  13  1Cash balance is based off the latest quarterly information and is unaudited and unreviewed. See Company announcement titled “December 2025 – Quarterly Activities Report” dated 23 January 2025.

 Proven & Experienced Team  14   Experienced Board of Directors  ALAN DAVIES  Non-executive Director  Former Chief Executive, Energy & Minerals of Rio Tinto  ROSE McKINNEY-JAMES  Non-executive Director  Former President and CEO of Corporation for Solar Tech & Renewable Resources  JAMES D. CALAWAY  Executive Chair  Former Non-executive chair of Orocobre Ltd  MARGARET WALKER  Non-executive Director  Former VP Engineering and Technology Centers, Dow Chemical  TIM WOODALL  Non-executive Director  30 years’ experience in M&A and finance, with expertise in the energy sector  BERNARD ROWE  Managing Director  CEO & Founder   Best-in-class Management Team with Industry Experience  APRIL HASHIMOTO  Interim Chief Financial Officer  MATT WEAVER  Snr VP Engineering & Operations  CHAD YEFTICH  VP Corporate Development & External Affairs  KEN COONVP Human Resources  YOSHIO NAGAI  VP Commercial Sales & Marketing

 15  Rhyolite Ridge – A Rare Lithium-Boron Deposit   Ongoing engagement with U.S Government and potential Strategic Partners   Proven expansion potential – 549Mt Mineral Resource (MII)  Fully permitted, shovel ready, with off-takes, and low-cost US government debt  265Mt Ore Reserve (PP), 77 year mine life, 3.4mtpa in Phase 1 operation  2  All-in sustaining cash cost of US$4,628 bottom quartile of global lithium cost curve   3  4  5  6  Strong and resilient economics Lithium-Boron Project – NPV = $2.3B, IRR = 23.2% (levered)  1

 16  Strong and Resilient Project Economics1  1  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025     Years 1-25 Estimate  Current LOM Estimate  Avg. Annual LCE Production  24,500 tpa  20,400 tpa  Avg. Annual Boric Acid Production  135,500 tpa  70,700 tpa  Ore Processed  86.2 Mt  265.5 Mt  Ore Processed TPA  3.4 Mt  Ore Processed TPD  10,500 t  Life of Project  77 years  Unlevered NPV8  $2,237 million  Unlevered IRR  18.0%  Avg. Annual Revenue  $790 million  $608 million  Average Annual EBITDA  $563 million  $417 million  Capital Costs (AACE Class 2 Estimate)  $1,683 million  Sustaining Capex  $917 million  $2,168 million

 17  Ore Reserve Underpins 77 Year Mine Life  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025..  Ore Reserve1  Contained   Equivalent Tons (kt)  Tonnage  (kt)  Li Grade  (ppm)  B Grade  (ppm)  Li2Co3  H3BO3  Total Stream 1  Proved  39,428  1,823  13,235  383  2,984  Probable  51,812  1,632  11,640  450  3,448  Sub-total Stream 1  91,241  1,715  12,329  833  6,432  Total Stream 2  Proved  45,200  1,261  1,298  303  335  Probable  103,899  1,115  1,356  617  806  Sub-total Stream 2  149,099  1,159  1,339  920  1,141  Total Stream 3  Proved  7,001  2,205  1,630  82  65  Probable  18,191  2,110  1,176  204  122  Sub-total Stream 3  25,192  2,137  1,302  286  188  Total Proved & Probable Ore Reserve  265,531  1,443  5,112  2,039  7,761  2  Mine life of 77 years at 3.4 Mtpa

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

3 Rhyolite Ridge Operating Costs – In the Bottom Quartile

LOM Production OPEX


16%
84%
Mine Operating Costs
Processing Facility Operating Costs


4%
16%
22%
58%
Reagents ~47% of Opex
Sulphur Supplies & Transport
Hydrated Lime Supplies & Transport
Soda Ash Supplies & Transport
Other Reagent Costs

Co-production of boric acid and lithium using one mining and processing flowsheet, provides a boric acid revenue credit to LCE/t C1 and AISC OPEX

Rhyolite Ridge AISC OPEX[2,3]

Provides resilience through lithium commodity downturns


ioneer
Lithium Carbonate Price: US $8,570/tonne
AISC OPEX Years 1-25: $4,628/t
LEGEND
Ioneer
Other Lithium Operations
Illustrative 2025e ASIC Operating Expense (US$/t LCE)
Illustrative 2025e Production (Kt LCE)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
100
200
300
400
500
600
700
800
900
1,000
1,100
1,200
1,300

C1[1] OPEX
$2,933 / LCE tonne (Years 1-25)
$5,216 / LCE tonne (LOM)

[1] C1 OPEX cost is defined as the net direct cash cost, or simply the cost of production including the costs of mining, processing, transportation, marketing, and onsite administration. [2] AISC OPEX includes C1 OPEX, sustaining capital expense and interest expense. [3] based on Project economics included in the Company announcement titled "Further Leach Optimisation Enhances Project Economics" dated 29 October 2025 and compared against lithium projects as compiled by Benchmark Mineral Intelligence with lithium carbonate price from Benchmark Mineral Intelligence Lithium Price Assessment 30 April 2025 CIF Asia Spot price.

18 INVESTOR PRESENTATION January 2026 Nasdaq : IONR ASX : INR www.ioneer.com

4 Substantially De-Risked Project

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

Permitted

Final Federal permit received in October 2024[1]

- The BLM issued a positive Record of Decision (ROD) concluding the NEPA process

Shovel Ready

70% Engineering design complete

- Industry leading partners
- Proven technology & equipment
- Technically led approach - + $200 m invested

Offtakes In Place

Lithium & Boron offtake Placed

- Signed lithium offtakes with Ford, EcoPro, PPES and Dragonfly
- Signed boron offtake and sales agreements

Low-Cost Debt

U.S DOE loan for $996 million[2]

- Low interest
- Long tenor
- Government loan



[1] See announcement dated 25 October 2024 entitled "Rhyolite Ridge Lithium-Boron Project Receives Final Permit Approval".
[2] See announcement dated 20 January 2025 entitled "Rhyolite Ridge Lithium-Boron Project closes upsized US$996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production".

19 INVESTOR PRESENTATION January 2026 Nasdaq : IONR ASX : INR www.ioneer.com

20  Expansion Potential  5  Mineral Resource is limited to part of the South Basin as shown on the map   Further drilling in South and North Basins likely to result in increase to Mineral Resource Estimate  Multiple expansion options with potential to increase lithium and boron supply to meet growing demand  Mineral Resource Estimate1   Group  Classification  Tonnes  (M)  Li  (ppm)  B  (ppm)  Li2CO3  (wt. %)  H3BO3  (wt. %)  Li2CO3  (kt)  H3BO3  (kt)  Combined Streams  October 2025 Resource  Mea + Ind  440.3  1,424  5,026  0.76  2.87  3,337  12,655  Inf  108.3  1,310  3,384  0.70  1.93  755  2,095  Total  548.6  1,401  4,702  0.75  2.69  4,092  14,750  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025

 21  Status of Partnering Process  6  Goldman Sachs assisting with the formal Strategic Partnering process   Partner(s) to help accelerate the development of Rhyolite Ridge  Interest across multiple sectors, lithium and boron, public and private   Process expected to conclude in 1H CY 2026

 22  Strong Recent Industry Engagement   Ioneer MD Bernard Rowe attended a closed door round table discussion with Australian Critical Minerals Miners and senior US government official Joshua Kroon, Deputy Assistant Secretary for Critical Minerals and Metals in Western Australia in November  US identify Critical Mineral priority as a key policy agenda – Boron and Lithium identified as key strategic minerals by Trump administration   United States – Australia Critical Minerals Framework signed - Strategic framework established between US and Australia to ensure secure supply of key critical minerals Lithium and Boron   Ioneer MD in discussions with key US representatives - Industry engagement with J Kroon, Deputy Assistant Secretary for Critical Minerals and Metals on his recent visit to Australia and continued discussions with key US government departments

 23  Impact of Leach Optimization in 2025   Driven by leach optimisation, new mine plan and increased production  1 See Company announcement titled “Ore Reserve Quadruples; Reaffirms Robust Project Economics” dated 2 June 2025.  2 See Company announcement titled “Leach Optimisation and New Mine Plan Yields Material Improvement in Project Economics” dated 3 September 2025.  3 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.     June 20253-day leach1   August 20252-day leach2  October 20251.5-day leach3  Avg. LOM Annual LCE Production  17,200 tpa  19,300 tpa  20,400 tpa  Avg. LOM Annual Boric Acid Production  60,400 tpa  68,000 tpa  70,700 tpa  Ore Processed LOM  246.6 Mt  260.3 Mt  265.5 Mt  Ore Processed TPA  2.4 Mt  3.0 Mt  3.4 Mt  Ore Processed TPD  7,200 t  9,000 t  10,500 t  Unlevered NPV8  $1,367 million  $1,888 million  $2,237 million  Unlevered IRR  14.5%  16.8%  18.0%  Average Annual EBITDA  $319 million  $384 million  $417 million  Avg. LOM Annual Revenue  $497 million  $575 million  $608 million  Life of Project  95 years  82 years  77 years  Capital Costs (AACE Class 2 estimate)  $1,667.9 million  $1,667.9 million  $1,683.2 million

 24  Key Takeaways  Shovel Ready  Expandable  Robust Economics  Dual Revenue  Unique Deposit  A rare, long-life, permitted, shovel ready project in the U.S. with strong government support  A stable, secure, long-term supply of two products necessary for batteries, magnets, semiconductors and other military applications  Next Steps: Equity Financing, FID, Construction (36mths), First Production 2029

 25  Appendix A: Supporting Materials

 Proposed Rhyolite Ridge Process Plant  26  Ore Handling/ Sizing and Storage  Sulphuric  Acid Plant  Vat Leach Plant  Sulphur Supply  Power Plant  Plant Utilities  Boric Acid Circuit  Reagents  Lithium Carbonate Circuit  Evaporation / Crystallization  Engineering rendering of the Rhyolite Ridge processing plant  Lithium and boron mined at Rhyolite Ridge will be processed into final products onsite

 Commitment to Sustainability  Designed to minimise impact on the environment  Majority of on-site power from CO2-free energy production, low greenhouse gas emissions.   Mobile equipment meets Tier 4 EPA standards  Project design implements best-in-class water utilization while recycling the majority of water usage.   Expected to use 30x less water per tonne than existing U.S. production  No evaporation ponds or tailings dam  Generating all power on-site.   Automation of mine haulage equipment  All baseline studies for EIS completed over 2 years.  Ongoing commitment to the environment and the protection and conservation of Tiehm’s buckwheat  Implementation of TSM1 ESG program  27  Towards sustainable mining

 South Basin Resource Estimate October 2025  28     Stream     Classification     Tonnage  Ktonnes     Li  ppm     B  ppm     Li2CO3  Wt. %     H3BO3  Wt. %  Contained  Li2CO3  (kt)  H3BO3  (kt)  1   Searlesite: High-boron lithium mineralisation (low clay content)  Measured  64,385  1,752  12,669  0.93  7.24  600  4,664  Indicated  87,372  1,551  11,280  0.83  6.45  721  5,636  Inferred  26,877  1,554  11,101  0.83  6.35  222  1,706  Total S1  178,634  1,624  11,754  0.86  6.72  1,544  12,006  2  Low–boron lithium mineralisation (low clay content)  Measured  74,859  1,198  1,461  0.64  0.84  477  626  Indicated  164,785  1,121  1,445  0.60  0.83  983  1,362  Inferred  69,295  1,161  881  0.62  0.50  428  349  Total S2  308,939  1,149  1,323  0.61  0.76  1,888  2,336  3  Low-boron lithium mineralisation (high clay content)  Measured  19,223  2,201  1,550  1.17  0.89  225  170  Indicated  29,720  2,085  1,164  1.11  0.67  330  198  Inferred  12,118  1,621  579  0.86  0.33  105  40  Total S3  61,061  2,029  1,169  1.08  0.67  659  408  ALL  Grand Total  548,633  1,401  4,702  0.75  2.69  4,092  14,750  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.

 South Basin Ore Reserve Estimate October 2025  29     Stream     Classification     Tonnage  Ktonnes     Li  ppm     B  ppm     Li2CO3  Wt. %     H3BO3  Wt. %  Contained  Li2CO3  (kt)  H3BO3  (kt)  1   (>= 5,000 ppm B)  Proven  39,428  1,823  13,235  0.97  7.57  383  2,984  Probable  51,812  1,632  11,640  0.87  6.66  450  3,448  Total S1  91,241  1,715  12,329  0.91  7.05  833  6,432  2  ($11.13/tonne net value cut-off grade, low clay)  Proven  45,200  1,261  1,298  0.67  0.74  303  335  Probable  103,899  1,115  1,356  0.59  0.78  617  806  Total S2  149,099  1,159  1,339  0.62  0.77  920  1,141  3  ($11.13/tonne net value cut-off grade, High clay)  Proven  7,001  2,205  1,630  1.17  0.93  82  65  Probable  18,191  2,110  1,176  1.12  0.67  204  122  Total S3  25,192  2,137  1,302  1.14  0.74  286  188  ALL  Grand Total  265,531  1,443  5,112  0.77  2.92  2,039  7,761  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.

 30  Appendix B: Key Risks

 31  Key Risks  There are a number of factors, specific to the Company and of a general nature, which may affect the future operating and financial performance of the Company, the Rhyolite Ridge Lithium-Boron Project ("Project") and the industry in which the Company operates.  This section discusses some of the key risks associated with an investment in shares in the Company. These risks may affect the future operating and financial performance of the Company and/or the Project and the value of the Company's shares.  The risks set out below are not listed in order of importance and do not necessarily constitute an exhaustive list of all risks involved with an investment in the Company.  Before investing in the Company, you should consider whether this investment is suitable for you. Potential investors should consider publicly available information on the Company (such as that available on the websites of the Company and ASX at: https://www.asx.com.au/markets/company/inr), carefully consider their personal circumstances and consult their professional advisers before making an investment decision. Additional risks and uncertainties that the Company is unaware of, or that it currently considers to be immaterial, may also become important factors that adversely affect the Company’s operating and financial performance and the value of the Company's shares.  You should note that the occurrence or consequences of many of the risks described in this section are partially or completely outside the control of the Company, its directors and senior management. Further, you should also note that this section does not purport to list every risk that the Company may have now or in the future. It is also important to note that there can be no guarantee that the Company will achieve its stated objectives or that any forward-looking statements or forecasts contained in this Presentation will be realised or otherwise evaluated. All potential investors should satisfy themselves that they have a sufficient understanding of these matters, including the risks described in this section, and have regard to their own investment objectives, financial circumstances and taxation position.  Cooling off rights do not apply to the acquisition of New Shares.  Rhyolite Ridge Lithium-Boron Project  The Company intends to continue developing the Project into a commercially viable mine and production facility. The development of the Project will require establishment of a minesite, construction of a processing plant, haulage road, ancillary infrastructure including an accommodation camp, securing and maintaining adequate water supply including bore field access and licensing, pump and pipeline infrastructure, as well as a number of operating contracts, among other things. Whether a mineral deposit will be commercially viable depends on a number of factors, including the size and grade of the mineral deposit, its proximity to infrastructure, market conditions for the sale of its minerals, the economics of operating infrastructure, processing methods and costs, and government regulation. Like typical greenfield mining project developments of this nature, there are risks and uncertainties that are associated with the development of the Project, such as unexpected technical, geographical, metallurgical, meteorological, geological, third-party access, community issues, or inclement weather.  If they were to eventuate, these risks and uncertainties could result in the Company not achieving its development plans, or such plans generating less revenue than expected, costing more than expected or taking longer to realise than expected. Any of these outcomes could have an adverse effect on the commercial viability of the Project and on the Company’s expected financial and operating performance.  Future milestones  As the Company progresses the development of the Project, there are risks and uncertainties involved which could result in the Company not delivering on its anticipated timing for future milestones.   As announced on 25 October 2024, the Company received the formal Record of Decision ("ROD") from the Bureau of Land Management ("BLM"), following the issuance of the final Environmental Impact Statement ("EIS") by the BLM on 21 October 2024. Construction at the Project will begin following a Final Investment Decision ("FID"), which is subject to the Company's ability to secure an equity partner to help see the Project into production via the strategic partnership process. The strategic partnering process commenced at the end of Q2 of 2025 ("Strategic Partnership Process"). There can be no assurance that the Project will be determined to be economically viable, nor any certainty that the Company will make the FID to commence construction.   While Ioneer remains committed to the timelines for the Project indicated, there can be no assurances that future delays will not arise. In addition, the ability to achieve construction of the Project and production outcomes will continue to remain subject to uncertainty and risk, including in relation to the making of the FID. Any of these outcomes could have an adverse effect on the Company’s expected financial and operating performance.  Construction risk  Upon construction commencing, which is subject to completion of the Strategic Partnership Process and the FID being made, the Company and the Project will be subject to risks associated with construction of Stage 1 of the Project until such time as practical completion of construction is achieved, and first production is achieved. Expected capital costs are based on the interpretation of resource data, feasibility studies that are undertaken, anticipated revenues and operating costs and other factors that may prove to be inaccurate. Feasibility reports are inherently subject to uncertainty and there can be no assurance that actual costs will not be higher than anticipated.  The ability to achieve the planned construction timeline is subject to the risk of delay. The risk of delay also exposes the Project to the increased risk of higher construction costs. There are a variety of reasons why the Project may be subject to the risk of delay including the need to place orders for items of equipment and material that may be subject to long lead times for delivery, supply chain issues (including as a result of, or in response to, US tariffs) affecting the availability of necessary construction materials and the availability of labour and construction trades in the areas in which the Project is located.  Capital costs may be affected by unexpected modifications to plant design, changes to estimates of non-fixed components, delays in commissioning and sourcing financing.

 32  Key Risks  Higher than expected inflation rates generally, or specific to the mining industry in particular, could be expected to increase development and operating costs and potentially reduce the value of future project developments. While, in some cases, such cost increases might be offset by increased selling prices or reduced operating costs, there is no assurance that this would be possible. To the extent that such offset is not possible, this could adversely impact the Company's and the Project's financial performance.  Since the preparation of AACE Class 3 cost estimates in 2020 there has been a material increase in the cost estimates for the Project. This has been a feature of many mining projects under development in the global mining industry over that period. The Company's current cost estimates for the Project (AACE Class 2 cost estimates) will be replaced with updated estimates ahead of the first draw-down under the DOE LPO Loan (refer to the funding risk below).   Competition is intense for mining equipment, supplies, service providers and personnel for the development of mining projects. If qualified construction services cannot be obtained at cost effective rates when required, the Company may need to procure these services from other sources leading to further delays and cost increases. Increases in construction and capital expenditure costs will have a negative impact on the overall economic performance of the Project and may have an adverse effect on the Company's expected financial and operating performance.  Production and operating estimates   The Company has prepared a range of target cash costs for the Project's operations. No assurance can be given by the Company that such targets will be achieved. Failure to achieve operating cost targets or material increases in costs could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.  Funding risk   The Company's continued ability to operate the Project and its business and to effectively implement its business plan over time will depend in part on its ability to raise funds for operations and growth activities.   As announced on 20 January 2025, the Company has closed a US$996 million loan from the U.S. Department of Energy Loan Programs Office ("DOE LPO") via the Advanced Technology Vehicles Manufacturing program to support the development of an off-site processing facility at the Project. The $996 million loan ($968 million principal and $28 million in capitalised interest) ("DOE LPO Loan") is a $268 million increase in loan principal from the DOE LPO conditional loan commitment previously announced on 16 January 2023. Draw-downs under the DOE LPO Loan are subject to a number of conditions precedent, many of which are outside the control of the Company, including that:   equity funding be available for the Project; and   The Company prepares updated cost estimates and projected economics to support the commercial viability of the Project, to support any additional funding, and to form the basis of the making of a FID on the Project ("Project Model"). The preparation and finalisation of the Project Model is subject to many variables, including changes to cost estimates and future revenue, any of which may be subject to material change before finalisation of the Project Model.  The unit purchase and subscription agreement pursuant to which Sibanye-Stillwater Ltd ("Sibanye") agreed to provide Ioneer equity funding to help see the Project into production ("UPSA") has been terminated as announced on 26 February 2025. Sibanye was not a signatory to the DOE LPO Loan. As such, termination of the UPSA will have no impact on the Company's ability to draw on the DOE LPO Loan once conditions precedent have been satisfied.   To the extent that the conditions precedent under the DOE LPO Loan are unable to be satisfied or waived, such funding will become unavailable to the Company and would require the Company to find alternative funding sources. There can be no guarantee that the Company will be able to raise sufficient funding on acceptable terms, or at all, to fund the Project. Funding terms may also place restrictions on the manner in which the Company conducts its business and impose limitations on the Company’s ability to execute on its business plan and growth strategies. An inability to obtain finance on acceptable terms, or at all, may cause, among other things, substantial delays in, or prevent, the funding of the Project to FID, and in turn the development or operation of the Project.   Further, to the extent that the Company cannot raise funding for the Project within its corporate structure through the issue of shares or corporate debt, it may be required to raise funding at the Project level. If the Company's economic interest in the Project is reduced to below 50% that may impact the Company's management rights in connection with the operation of the Project and thereby could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.  Water sources   Any restrictions on the Company’s ability to access water may adversely impact the costs, production levels and financial performance of it and the Project's operations. There is no guarantee that the source of water the Company intends to utilise will support the Project’s water demands in relation to its sites and operations or that access to water will otherwise remain uninterrupted. Any interruption to water access could adversely affect production and the Company’s ability to develop or expand projects and operations in the future. In addition, there can be no assurance that the Company will be able to obtain alternative water sources on commercially reasonable terms or at all in the event of prolonged drought conditions or other interruptions to existing water access arrangements.

 33  Key Risks  Reserves and Resources   On 29 October 2025, ioneer announced an updated Ore Reserve estimate in the Rhyolite Ridge Ore Reserve to 266Mt, a 2% increase in proven and probable total tonnes compared to the August 2025 estimate. At the same time, ioneer announced a minor increase in its Rhyolite Ridge Mineral Resource estimate to 549Mt, relative to the August 2025 Resource update of 540Mt. On 30 April 2024, ioneer announced a Mineral Resource estimate of 351Mt.  The 2025 Ore Reserve estimate is based on information compiled by Joseph McNaughton, a Competent Person who is a certified Professional Engineer (‘PE’) in the US and is a registered professional engineer in the State of Arizona. Mr. McNaughton is a full-time employee of Independent Mining Consultants, Inc. (IMC) and is independent of Ioneer and its affiliates. Mr. McNaughton has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. McNaughton consents to the inclusion in the report of the matters based on his information in the form and context in which it appears  The October 2025 Mineral Resource estimate was compiled by Herbert E. Welhener, a Competent Person who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr. Welhener is a full-time employee of Independent Mining Consultants, Inc. (IMC) and is independent of Ioneer and its affiliates. Mr. Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. Welhener consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.  The determination of Ore Reserve includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates. Changes in Ore Reserve impact the assessment of recoverability of exploration and evaluation assets. Estimates of Ore Reserve and Mineral Resources are necessarily imprecise and depend to some extent on interpretations which may prove inaccurate or incorrect.   No assurance can be given that the estimated Ore Reserve and Mineral Resources are accurate or that the indicated level of lithium refined materials, carbonate, boric acid or any other mineral products will be achieved. Such estimates are largely based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralisation or geological conditions may be different from those predicted. No assurance can be given that any or all of the Company’s Mineral Resources constitute or will be converted into Ore Reserve. Actual Ore Reserve and Mineral Resources may differ from those estimated, which could have a positive or negative effect on the Company's financial performance.   The Company is exposed to future commodity price risk. This risk arises from the Company's activities that are directed at exploration and development of mineral commodities and may be impacted by the prevailing market price of commodities.  The Company does not hedge its commodity price exposure. Commodity price fluctuations, as well as increased production and capital costs, may render the Company’s Ore Reserves unprofitable for periods of time or may render Ore Reserves containing relatively lower grade mineralisation uneconomic. Estimated Ore Reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its Ore Reserves and Mineral Resources, which could have a negative impact on the Company’s financial results and the expected operating life of the Project.  Mining companies in other countries may be required to report their mineral reserves and/or resources in accordance with other guidelines including applicable United States Securities and Exchange Commission (“SEC”) rules on disclosure of mining operations (“SEC Mining Disclosure Rules”) in the United States. While the Company's reserve and mineral resource estimates may comply with the JORC Code, they may not comply with the relevant guidelines in other countries, including SEC Mining Disclosure Rules. Therefore, the estimates of reserves and resources included in the information that the Company is required to file under the ASX Listing Rules may differ from reserves and resources estimated using SEC Mining Disclosure Rules and may not be comparable to other issuers that report reserves under SEC Mining Disclosure Rules.  Community relations   The Company’s mining activities may cause issues or concerns with the local community in connection with, among other things, the potential effect on the environment, as well as other social impacts relating to employment, use of infrastructure and community development. A key risk to the Company's business and its operations is the risk of losing the Company's social licence to operate through negative community, regulatory and other key stakeholder sentiment.   Tiehm’s buckwheat (a plant growing on the land of the Project) is protected as an endangered species under the Endangered Species Act and critical habitat has been designated in the Project area. The Project's Mine Plan of Operations ("Plan") has no direct impact on Tiehm's buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.   The Plan was approved by BLM through the issue of the favourable ROD in October 2024 ("BLM Decision"). Later that same month, three non-governmental organisations, the Center for Biological Diversity, Great Basic Resource Watch and the Western Shoshone Defense Project, filed a federal lawsuit against the BLM Decision. In November 2024, Ioneer filed a motion to intervene and join the US federal government in its defence, which the court allowed in January 2025. Preliminary filings are expected to occur in late Q2 2025 (refer to the litigation risk below). Additional or new requirements for environmental protection of flora and fauna may have an adverse effect on the Company's and the Project's expected financial and operating performance  During Q1 of 2025, the Company completed a comprehensive development agreement with Esmerelda County ("Development Agreement"). Under the Development Agreement, the Company will provide benefits to local residents, including road access, improvements and maintenance, public safety resources and local hiring and recruitment programs.

 34  Key Risks  The Development Agreement is divided into 3 phrases to coincide with the Project's planned construction and operations schedule and will become fully effective once the County completes certain statutory procedures. While the Company understands these statutory procedures to be routine, there can be no assurance that the Development Agreement will become fully effective. Additionally, any delay in the construction and operation of the Project may result in the Development Agreement being unable to be performed in accordance with its terms and/or terminated.  The Project is located on BLM lands as well as private lands. No tribally-held lands are located within the Project’s boundary. The Project’s region is within the ancestral territory of the Northern Paiute, who occupied an expansive area prior to Euro-American contact that spanned parts of Nevada, Oregon, and California as well as the ancestral territory of the Western Shoshone, who historically resided in parts of Nevada, Utah, and Idaho. The Company has worked closely with several tribes in the region in a multi-year effort to better understand the tribes’ interests and to minimize, mitigate, and avoid impacts to any cultural resources and sites located within the Project’s boundaries. The Company undertook the voluntary measure of reaching an agreement with interested tribes on a pre-construction tribal cultural resources monitoring plan. In addition, the Company worked closely with the BLM to ensure that all cultural resources consultation with the tribes was properly performed for purposes of Federal permitting. While there can be no assurance that the tribes will agree with all permit requirements to address cultural resource impacts, there is no indication at present that the tribes will seek to legally challenge the Project. To date, only one tribal advocacy organization called the Western Shoshone Defense Project has joined the federal litigation against the Project (refer to the litigation risk below), where no emergency injunctive relief has been sought. The Company continues to engage with interested tribes and will abide by permit requirements protective of cultural resources as it proceeds to develop the Project.  Operational risks   Mining operations generally involve a high degree of inherent risk and uncertainty. Such operations are subject to all the hazards and risks normally encountered in the exploration, development and production of lithium refined materials, boric acid and other mineral products, including unusual and unexpected geologic formations, metallurgical recovery and other processing problems, industrial accidents, wall failure, seismic activity, rock bursts, cave-ins, flooding, fire, access restrictions, interruptions, inclement or hazardous weather conditions and other conditions involved in the drilling, blasting and removal or processing of material, any of which could result in damage to, or destruction of, mines and other processing facilities, damage to life or property, environmental damage and possible legal liability. The Company is further subject to all of the risks associated with establishing new mining, processing and haulage and transport operations including the timing and cost of the construction of mining and processing facilities, the availability and costs of skilled labour and mining equipment, the need to obtain additional environmental and other governmental approvals and permits and the availability of additional funds if required to further finance construction and development activities.  Tax and customs risk  The Company is subject to taxation and other import duties in Australia and the USA, as well as other jurisdictions in which the Company has activities and investments.  The entities established to undertake the Project will similarly be subject to taxation and other import duties, primarily in the US and the state of Nevada. Changes in taxation laws (including transfer pricings), or changes in the interpretation or application of existing laws by courts or applicable revenue authorities (including as a result of, and in response to, US tariffs), may affect the taxation or customs treatment of the business activities of the Company and the entities established to undertake the Project and adversely affect the Company’s financial condition.   Further, there may be delays in processing tax or duty rebates or refunds for which the Company (or the Project entities) has applied. Should it become unlikely that the Company (or the Project entities) will recover such rebates or refunds, this could also adversely affect the Company’s financial condition and require a reclassification of assets or recognition of expenses in the Company’s accounts.  Offtake agreements   The Company has entered into binding offtake agreements and distribution and sales agreements for the supply of technical grade lithium carbonate and boric acid from the Project. These agreements provide for variable pricing based on prevailing market prices and the performance of global benchmarks and period adjustments for pricing elements. The offtake agreements include conditions precedent relating to the timing of the FID and first production. There can be no guarantee that the Company will be able to renegotiate these conditions precedent on acceptable terms should there be delays in the Project.  There is a risk that the parties to the agreements may not perform their respective obligations or may breach the agreements. Given the variable pricing mechanisms under the agreements, there is no guarantee that the Project will achieve its forecast rates of return under the agreements. In addition, there is a risk that an offtake party may become insolvent or may not be able to meet its future buying or equity subscription obligations under the relevant agreement.  Commodity prices and foreign exchange   The Project’s revenues will in time be exposed to fluctuations in the prices for the minerals it produces including the price of lithium refined materials and boric acid. Volatility in these prices creates revenue uncertainty and requires careful management of business performance and cashflows. Lower prices can impact operations by requiring a reassessment of the feasibility of mine plans and certain projects and initiatives. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment could potentially cause substantial delays and/or may interrupt operations, which may have a material adverse effect on the Company’s results of operations and financial condition.  Lithium commodity prices have fluctuated significantly in recent years. Since the preparation of the DFS in April 2020, lithium carbonate prices have increased by approximately 57% from ~US$7,009/t lithium carbonate to ~US$11,000/t lithium carbonate in November 2025.  During the period, the price increased to $81,000/t in December 2022 during a supply deficit and decreased as supply outpaced demand.  The surplus is forecast to peak in 2028, then decrease, reaching market balance by 2032 and entering a deficit. Lithium price volatility persisted through Q4 2025, driven by increasing demand from the energy storage sector.  Similarly, boric acid prices have increased by approximately 46% to an average of ~US$953/t, or a range of US$800-$1,200/t, in November 2025.  1 Wood Mackenzie 2020 historic price. 2 Fastmarkets spot November average price (BG Li2CO3). 3 Based on INR internal study on trade statistics, customer and distributor interviews, China Association data, etc., using CIF or DDP prices

 35  Key Risks  The factors which affect the price for refined lithium materials and boric acid (many of which are outside the control of the Company and its directors) include, among many other factors, manufacturing activities; the quantity of global supply in lithium refined materials and boric acid as a result of the commissioning of new mines and the decommissioning of others; tariffs and trade policy in the US and other jurisdictions in which the Company has activities and investments; political developments in countries which produce and consume material quantities of lithium refined materials and boric acid; the weather in these same countries; stockpiling and the timing of release from stockpiles in some countries (particularly China); the price and availability of appropriate substitutes; advancements in technologies and the uses and potential uses of lithium refined materials and boric acid, and the demand for the applications for which lithium refined materials and boric acid may be used; the grade and quality of lithium refined materials and boric acid produced; and sentiment or conditions in the countries and sectors in which the Company and its business/commercial partners sell or intend to sell their products.  Given the range of factors which contribute to the price of lithium refined materials and boric acid, and the fact that pricing is subject to negotiation, it is particularly difficult for the Company to predict with any certainty the prices at which the Company will sell its product and accordingly, investors are cautioned not to place undue reliance on any price or demand forecasts provided by the Company or by external analysts.  Movements in currency exchange rates may affect the Company's cash flows, profitability, costs and revenue. It is not possible to accurately predict future movements in exchange rates. As the Company moves into production it will consider hedging strategies to mitigate this risk.  Contract and counterparty risk  The ability of the Company to achieve its stated objectives will depend on the performance of contractual counterparties. The Company and Project entities may enter into various agreements for the construction, development and operation of the Project (including the supply of equipment, construction services, diesel fuel supply, contract mining and product handling and logistics). Should any of the risks associated with entering into these agreements materialise, this could have a material adverse impact on the Company’s profitability and financial performance.  If the Project counterparties default on the performance of their respective obligations, for example if an offtake counterparty defaults on payment or a supplier defaults on delivery, this may cause operational and financial detriment to the Project and the Company and may require approaching a United States or other international court to seek enforcement or some other legal remedy, if no alternative settlement can be reached. Such legal action can be uncertain, lengthy and costly. There is a risk that the Company or Project entities may not be able to seek the legal redress that it could expect under Australian law against a defaulting counterparty, or that a legal remedy will not be granted on satisfactory terms.  In addition, the sale of lithium refined materials and boric acid is subject to commercial verification and qualification processes to ensure any produced product meets the specifications for industrial supply required by customers under any offtake and supply agreements.   The qualification process may require approval from multiple parties in the supply chain and not just those parties with whom the Company or Project entities has contractual arrangements. Failure to have the Project product qualified, or any unanticipated delay in qualifying the Project product, may adversely impact the Company’s financial performance and position (including by resulting in the Project generating less revenue or profit than anticipated and/or incurring higher costs than anticipated).  Competition   The Company competes with other companies, including major mineral exploration and production companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. Many of the Company’s competitors not only explore for and produce minerals but also carry out refining operations and other products on a worldwide basis. There can be no assurance that the Company can compete effectively with these companies.  Environmental risk   The Project's operations and activities are subject to environmental laws and regulations. As with all mining operations and exploration and development projects, the Project’s operations may substantially impact the environment or cause exposure to, or emission of, hazardous materials, which could result in substantial costs being incurred for environmental risk management, rehabilitation and damage control. Further, environmental conditions may be attached to mining tenements and other permits and approvals, and a failure to comply with these conditions may lead to their forfeiture. The Company is unable to predict the effect of additional or new environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any manner.  In particular, tailings may be a potential environmental risk as (and if) the Project proceeds to production. Stockpiling of low-boron lithium is a key feature of Stage 1 development of the Project as processing options for this material are further evaluated. Management of tailings and low-grade stockpiled material involves a number of environmental risks that need to be managed as part of the Project.  Regulatory risk  The Company’s and the Project's operations are dependent upon the grant, maintenance or renewal of appropriate licences, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations or onerous conditions. Approvals, licences and permits required to comply with such rules may, in some instances, be subject to the discretion of the applicable government or government officials. No assurance can be given that the Company will be successful in obtaining any or all of the various approvals, licences and permits required to conduct its business or that the Company will be able to maintain such authorisations in full force and effect without modification or revocation. To the extent such approvals are required and not retained or obtained in a timely manner, or at all, the Company may be curtailed or prohibited from continuing or proceeding with production, development and exploration activities.

 36  Key Risks  The operations of the Company and the Project are subject to various laws and plans including those relating to mining, prospecting, development, permit and licence requirements, industrial relations, environment, land use, royalties, water, native title and cultural heritage, land access, mine safety and occupational health. Amendments to current laws, regulations and permits, or a more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.  Dependence on key management personnel   The Company is dependent upon a number of key management personnel. The loss of the services of one or more of these personnel could have a material adverse effect on the Company and there is no guarantee that the Company will be able to find an adequate replacement in a timely manner or at all. The Company’s ability to manage its operations, development and exploration activities, and hence its success, will depend in large part on the efforts of these individuals.  Government actions   The Company’s and the Project's operations could be adversely affected by government actions in the United States or other countries or jurisdictions in which it has operational exposures or investment or exploration interests. These actions include, but are not limited to, the introduction of or amendment to or changes in the interpretation of legislation, guidelines and regulations in relation to mining and resources exploration and production, taxation, the environment, carbon emissions, competition policy and so on. Such actions could impact upon land access, the granting of licences and permits, the approval of project developments and ancillary infrastructure requirements and the cost of compliance. The potential impact of the introduction of additional legislation, regulations, guidelines or amendments to existing legislation that might affect the Company is difficult to predict. Any such government action may require increased capital commitments in order to ensure compliance or could delay or even prevent certain operations and/or activities of the Company and the Project. Such actions could therefore have a material adverse effect on the Company’s financial condition.  The Company’s and Project's business could be affected by new or evolving trade regulations and policy and international standards, such as tariffs or controls on exports, prices and sanctions restricting or regulating trading with, or the sale or purchase of goods or products to or from, entities in the United States or other jurisdictions relevant to the business, any of which could adversely impact the Company’s revenue and profitability.  Labour risks   The Company believes that all of it and the Project's operations have, in general, good relations with their employees. However, there can be no assurance that the Company’s operations will not be affected by labour related problems in the future, such as disputes for pay raises, increased benefits, industrial actions or strikes etc. There are risks associated with staff, no matter where located, acting out of their permitted authority and with contractors not acting in accordance with the Company’s policies.  The Project will require a workforce of approximately 225 people to work across the mine and chemical processing business. The local labour supply is limited in volume and skillset.  The total population in the area is sparse with an older demographic and approximately 9,000 residents living within 1.5 hours of the Project. Labour assessments have highlighted the small number of skilled craft workers residing in the area. Recruiting efforts will need to attract qualified candidates from the region and potentially beyond. The US labour market has been constrained for several years, Unemployment for the US during 2024 was low at 4.1% and unemployment in mining extraction and chemical processing typically runs below the national average. Labour availability, particularly in heavy blue-collar industries such as mining and process plant operations, is likely to remain tight. Recruiting qualified mining and chemical processing candidates to rural Nevada is an identified challenge by the Project.  Compliance with health and safety laws, and the risk of changes to those laws, as well as the requirements of regulatory permits and approvals, as they apply to health and safety, are material to the Company's operations. The Company may become subject to government inquiries and proceedings relating to health and safety issues that may adversely affect the operations and financial performance of the Company.  Insurance and uninsured risks  Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance is unlikely to cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  Access to infrastructure  Development and mining activities depend on adequate and reliable access to land and infrastructure, including roads, rail crossings, pipeline and services corridors, power sources and water supplies. There can be no guarantee that such infrastructure will be available to the Company for the Project or be available in a form required to meet the needs of the Company's and the Project's operational activities.  Security of tenure   The maintaining of tenements, obtaining renewals, and grant of tenements or permits (including for both construction and mining operations) depends on the Company being successful in obtaining statutory approvals for the Project's proposed activities. There can be no assurance that such approvals will be obtained and there is no assurance that new conditions or unexpected conditions will not be imposed. If such approvals are not obtained or new or unexpected conditions are imposed, this could have a material adverse impact on the Company’s operational and financial performance.  Litigation risk  The Company and the Project may be involved in litigation and disputes from time to time with its contractors, sub-contractors, contractual counterparties and other parties.

 37  Key Risks  Litigation and disputes can be costly, including amounts payable in respect of judgments and settlements made against, or agreed to by, the Company or Project entities. They can also take up significant time and attention from management and the Board and have an impact on the Company's activities. Accordingly, the Company’s involvement in litigation and disputes could have an adverse impact on its financial position and performance.  In October 2024, three non-governmental organisations, the Center for Biological Diversity, Great Basic Resource Watch and Western Shoshone Defense Project, filed a federal lawsuit against the BLM Decision. In November 2024, Ioneer filed a motion to intervene and join the US federal government in its defence, which the court allowed in January 2025. To date, no emergency injunctive relief has been sought. Preliminary filings are expected to occur in late Q2 2025. If the court determines that the BLM Decision is invalid, unlawful or otherwise has no effect or that the ROD should be subject to the imposition of certain conditions that has the effect of, amongst other things, delaying construction of the Project or otherwise requires Ioneer to incur or pay any additional costs (including but not limited to damages, fines, penalties or legal costs), this may result in material adverse impacts on the Company’s business and its operational and financial performance.  Global economic conditions   Economic conditions, both domestic and global, may affect the performance of the Company and the Project. Adverse changes in macroeconomic conditions, including global and country‐specific growth rates, the cost and availability of credit, the rate of inflation, interest rates, exchange rates, government policy and regulations (including as a result of, or in response to, US tariffs), general consumption and consumer spending, input costs, employment rates and industrial disruptions, among others, are variables which while generally outside the control of the Company and its Directors, may result in material adverse impacts on the Company’s businesses and its operational and financial performance.  Safety management   The Company’s ability to attract new business in the future is dependent on many factors, including the Company’s ability to demonstrate that it can reliably and safely perform its operational activities and deliver the services it agrees to provide to customers. Potential clients consider the safety record of their service providers to be of high importance in their decision to award service contracts. Some of the Company’s activities are by their nature among the higher risk activities undertaken. If one or more accidents were to occur at one of the Company's or Project's sites, potential clients may be less likely to deal with the Company. A general deterioration in the Company’s or Project's safety record could have a material adverse impact on the Company’s business, including its ability to attract and retain qualified employees or to win future supply contracts. The Company or the Project could also be subject to liability for damages as a result of any such accidents and could incur penalties or fines for violations of applicable safety laws and regulations as well as relevant conditions attaching to permits granted to the Company or the Project.  Interest rate risk  The Company and the Project's exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company’s bank balances.   The Company does not engage in any hedging or derivative transactions to manage interest rate risk. Any increase or decrease in interest rates may have an impact on the Company's financial position and performance.  Share price fluctuations  The market price of the Company’s shares will fluctuate due to various factors, many of which are non‐specific to the Company, including recommendations by brokers and analysts, Australian and international general economic conditions, inflation rates, interest rates, changes in government, fiscal, monetary and regulatory policies, global geo‐political events and hostilities and acts of terrorism, and investor perceptions. Fluctuations such as these may adversely affect the market price of the Company’s shares. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.  Liquidity risk  There can be no guarantee of an active market in the shares in the Company or that the price of the shares in the Company will increase. There may be relatively few potential buyers or sellers of the Company's shares on the ASX at any time. This may increase the volatility of the market price of the Company's shares. It may also affect the prevailing market price at which shareholders are able to sell their shares in the Company.  Dilution   The Offer is being conducted by way of a Placement under Part 6D of the Corporations Act to “sophisticated investors” and “professional investors” (within the meaning of sub-sections 708(8) and 708(11) of the Corporations Act respectively). As such, not all existing shareholders of the Company will be provided the opportunity to participate in the Offer either to the full extent of the pro rata shareholding or at all. The percentage holdings in the Company of these affected shareholders will be diluted by the Placement from both an ownership and value perspective.  Speculative investment  The above list of risks should not be taken as exhaustive of the risks faced by the Company or by prospective investors in the Company. The above risk factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the New Shares. The New Shares carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those securities. Prospective investors should consider that the investment in the Company is highly speculative and should consult their professional advisers before deciding whether to apply for New Shares pursuant to this Presentation. Prospective investors should carefully consider these risks in light of their investment objectives, financial situation and particular needs (including financial and taxation issues). There may be risk factors in addition to these that should be considered in light of personal circumstances.

 38  www.ioneer.com. ir@ioneer.com